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                           August 4, 2021

       Nora Dahlman
       Executive Vice President, General Counsel and Corporate Secretary Sunlight Financial Holdings Inc.
       101 N. Tryon Street
       Suite 1000
       Charlotte, NC 28246

                                                        Re: Sunlight Financial
Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 30, 2021
                                                            File No. 333-258338

       Dear Ms. Dahlman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance